

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 18, 2010

Jeffrey I. Friedman
Chief Executive Officer
Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, OH 44143

Re: Associated Estates Realty Corporation
Proxy Statement on Schedule 14A
Filed April 2, 2010
File No. 001-12486

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A, filed April 2, 2010

Objectives of the Executive Compensation Program

1. We note you have not included a discussion of compensation policies and practices as they relate to risk management in response to Item 402(s) of Regulation S-K. Please tell the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach such conclusion.

Elements of the Executive Compensation Program, page 14

2. We note that you have targeted your annual incentive opportunities for Messrs. Friedman, Fishman, Fatica and Shannon at 130%, 50%, 60% and 80% of their base salary, respectively. You have also indicated that the committee considered several measures of corporate performance and business unit and individual performance, without specific weightings, in determining the amount of annual incentives awarded to each named officer. Please provide more detail about each person's achievements and your consideration of such achievements of qualitative and quantitative corporate performance measures that lead to the specific amounts awarded. Similar disclosure should be provided in future filings. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentives, page 15

3. We note that you delivered single year LTIP awards to Messrs. Friedman, Fishman, Fatica and Shannon at 110% of target. Please provide more detail about each person's achievements based on your assessment of corporate performance and how the consideration of such achievements lead to the awards of 110% of target. Provide disclosure in future filings and tell us how you plan to comply.

Summary Compensation Table, page 19

4. We note that you disclosed the compensation for your chief executive officer, chief financial officer, secretary and general counsel, and senior vice president of operations. Please explain why you did not include another highly compensated executive officer as required by Item 402(a)(3)(iii) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Lou Fatica
        Associated Estates Realty Corporation
        Via Facsimile: (216) 261-3902